SHOWING OUR STRENGTH



C.H. ROBINSON
WORLDWIDE, INC.

2001 ANNUAL REPORT

TRANSPORTATION

C.H. Robinson is one of the largest third party logistics companies in North America, and is a global provider of multimodal (truck, air, ocean, and rail) transportation services. As a non-asset-based transportation provider, we focus on seeking solutions that work for our customers, rather than on our own asset utilization.

MAJOR CUSTOMER INDUSTRY SEGMENTS

- Food and beverage
- Printed materials
- Paper
- Manufacturing
- Retail

COMPETITIVE ADVANTAGES

- 139 Offices–40 states, Canada, Mexico, Europe, South America
- 2.5 million shipments in 2001
- Flexibility of non-asset-based model
- Local knowledge with international capability
- Relationships with more than 20,000 motor carriers
- Complete multimodal capability
- Value-added logistics services
- Internet visibility for shippers and carriers



$159.3
$189.8
$233.8
$355.1
$390.4
97
98
99*
00*
01*

TRANSPORTATION GROSS PROFITS
(in millions)
24.0% 5-year CAGR

SOURCING

When C.H. Robinson began in 1905, our primary business was in sourcing fresh produce. Today, we still procure fresh produce for retailers, wholesalers, and food service operators and distributors. We also provide transportation logistics, category management, automatic replenishment, and business analysis.

MARKETS INCLUDE

- Wholesale food distributors
- Retail grocery
- Food service

COMPETITIVE ADVANTAGES

- Logistics capabilities
- Branded products
- Custom sourcing programs
- Global sourcing and infrastructure
- Category management
- Automatic replenishment
- Food safety and quality assurance programs
- 96 years of experience



$38.1
$44.2
$42.8
$43.8
$45.2
97
98
99
00
01

SOURCING GROSS PROFITS
(in millions)
2.8% 5-year CAGR

INFORMATION SERVICES

C.H. Robinson's information services (T-Chek Systems) provides motor carriers with a full range of fuel purchase and technology services, including the T-Card® and online information related to fuel purchasing, route optimization, fuel tax reporting, driver funds transfer, and fleet management.

COMPETITIVE ADVANTAGES

- Utilization of industry-leading technology
- Emphasis on customer service programs
- Underlying financial strength of CHRW



$8.7
$11.6
$16.7
$20.4
$21.0
97
98
99
00
01

INFORMATION SERVICES GROSS PROFITS
(in millions)
26.1% 5-year CAGR



C.H. ROBINSON WORLDWIDE, INC.

Serving 15,000 customers around the world, C.H. Robinson Worldwide, Inc. is a leading global provider of multimodal transportation services and logistics solutions, operating through a network of 139 offices in North America, South America, and Europe. The ability of the company's 3,770 employees to provide innovative thinking, exceptional customer service and seamless execution has contributed significantly to C.H. Robinson's strong record of growth and achievement. Within North America, C.H. Robinson is one of the largest third party logistics companies and has one of the single largest networks of motor carrier capacity, through its contracts with more than 20,000 carriers. The company was founded in 1905 and is headquartered in Eden Prairie, Minnesota. Since October 15, 1997, the company's common stock has traded on the Nasdaq National Market under the symbol CHRW. For more information about C.H. Robinson, visit www.chrobinson.com.

FINANCIAL HIGHLIGHTS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(Dollars in thousands, except per share data)	**2001**	2000	2000-2001 % change
Gross revenues	**$ 3,090,072**	$ 2,882,175	7.2%
Gross profits[1]	**$ 456,572**	$ 419,343	8.9%
Income from operations	**$ 134,274**	$ 117,008	14.8%
Net income	**$ 83,992**	$ 71,242	17.9%
Net income per share[2]			
Basic	**$ 1.00**	$ .84	19.0%
Diluted	**$ .98**	$ .83	18.1%
Dividends per share[2]	**$ .21**	$ .17	23.5%
Return on average stockholders' investment	**25.7%**	26.2%	(1.6)%
Diluted weighted average number of common *shares outstanding (in thousands)*[2]	**85,774**	85,717	–
Long term debt	**$ –**	$ –	–
Number of branches, end of year	**139**	137	1.5%
Number of employees, end of year	**3,770**	3,677	2.5%
Average gross profits per employee	**$ 123**	$ 122	0.7%

[1] Previously, gross profits were referred to as net revenues in our consolidated financial statements, our company materials, and reports filed with the Securities and Exchange Commission.

[2] On October 24, 2000, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on December 1, 2000 to shareholders of record as of November 10, 2000. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

PERCENTAGE OF CHRW 2001 GROSS PROFITS[1]


85.5%
TRANSPORTATION
9.9%
SOURCING
4.6%
INFORMATION SERVICES



"OUR SPEED AND FLEXIBILITY ALLOW US TO DO WHATEVER IT TAKES FOR OUR CUSTOMERS. THIS EXTRA EFFORT IS WHERE ROBINSON REALLY SHINES."

Mike Ralston
ACCOUNT MANAGER

SHOWING OUR STRENGTH

Strength doesn't come from a single location. It comes from roots that run deep and far. At C.H. Robinson, those roots begin with the strong relationships we've developed with customers and carriers across the globe. Our strength lives in all of our people who have extended our tradition of service and integrity to companies in every location and situation, and who take pride in making us one of the most resilient resources in the transportation industry.

We consider it an honor that customers trust us to devote our speed, flexibility, and ingenuity to manage their freight efficiently every time. That's the level of commitment we've delivered every day for 96 years. That's our culture—who we are collectively—and it's the source of our strength in any and all market environments.

This report reflects the fruit of our employees' outstanding labors. We're proud to show you what a tremendous job they have done.

TO OUR FELLOW SHAREHOLDERS,

We are proud to report that C.H. Robinson is as strong as ever. All of us were faced with new challenges this past year, driven by unprecedented economic and societal events. Our people have risen to the challenge. Our variable-cost, non-asset-based business model has enabled us to be flexible and adjust to these tough market conditions. We have continued to sell aggressively, working hard to outperform our customers' expectations, and have found new ways to operate more efficiently. Through these challenges we have found ourselves even stronger and better equipped to reach our long-term goals.

EMPOWERED PEOPLE, STRONG RESULTS

We achieved strong results in 2001 through a company-wide focus on both sales and careful expense management. Our decentralized structure kept us in tune with the marketplace, giving our branch offices the ability to make adjustments quickly.

Our gross profits grew 8.9 percent to $456.6 million. Income from operations increased 14.8 percent to $134.3 million. Net income increased 17.9 percent to $84.0 million.

Our long-term growth goal is still 15 percent for both gross profits and operating income. We expect early 2002 to continue to be challenging for growth. In the short term, we are confident that we can grow our operating income faster than our gross profits by continuing to manage expenses. We have already taken several steps to ensure that some of our larger costs will be in line, while making the investments necessary for our continued future success. We have a very solid and sound balance sheet with no long-term debt, high quality earnings with strong cash flow, and a high return on investment. We have the financial strength and credibility to honor our commitments with all of our stakeholders.

THE FUTURE IS OUR FOCUS

While we are proud of our accomplishments and how we are positioned, the truly exciting part of Robinson is our future. Our goals for the future include: continue to grow North American market share of our current services; develop new third party logistics services; replicate our North American branch network on other continents; and strengthen our global forwarding network.

Continue to Grow North American Market Share
Truckload services continue to be our primary service offering. During 2001, volume changes with our largest truckload customers was the greatest challenge, as many of our customers had significant declines in their businesses.

"OUR BRANCH NETWORK GIVES OUR CUSTOMERS AND CARRIERS THE BEST OF BOTH WORLDS— LOCAL REPRESENTATION AND GLOBAL REACH. IT'S A POWERFUL COMBINATION."

Molly DuBois
CORPORATE TRANSPORTATION



In this environment, developing new customers is more important than ever, to replace this volume with new accounts. Our strong emphasis on sales and capturing market share continues in 2002. The good news is that, while we believe we are one of the largest providers of North American truckload services, there is still a lot of opportunity available. The truckload industry is extremely fragmented. Estimates of the total market size vary, but we believe that by most measures Robinson is currently between one and three percent of the total truckload services market. The opportunity is great and we feel confident in our ability to capitalize on it.

We have also seen significant progress in several newer areas, such as less-than-truckload (LTL), freight consolidation, flatbed services, and order-level freight management. All of these services have become important to our integrated truck service offering and, although much smaller, have been growing faster than our truckload business overall. We hope for continued strong growth in these areas in 2002.

Our intermodal business finished 2001 very strong and is positioned for solid growth in 2002. There is a lot of opportunity in this industry due to improving railroad service levels and shippers' focus on cost-cutting. We believe we're in a unique position of market strength and service mix that should enable us to take market share and continue to show solid performance in our intermodal business.

Our sourcing business continues to be an important contributor to Robinson. Our growth opportunities in sourcing will be with large retail customers, and that business is also opening doors to additional transportation business with the retail industry. But, we remain challenged with an industry that is rapidly consolidating and is undergoing dramatic change in its distribution channels.

Our information services business, T-Chek Systems, is planning for continued solid gross profit growth in 2002. T-Chek continues to diversify its product offerings and grow its market share. We believe T-Chek's focus on serving carriers, combined with Robinson's 20,000 carrier relationships, creates strategic advantages and will position us well going forward.

Develop New Third Party Logistics Services

Over the past few years, we have added new services such as LTL, freight consolidation, crossdocking, temperature-controlled LTL, and order-level freight management capabilities. This has enabled us to be more competitive in the marketplace by providing a more integrated, value-added service package to our customers. These added services are growth areas for the company, and have helped introduce Robinson to new customers and broaden our relationships with existing customers. We will look to benefit our customers with new capabilities that complement our existing service mix and that we can profitably provide.



"CONNECTING OUR DOMESTIC AND INTERNATIONAL CAPABILITIES ALLOWS US TO PROVIDE UNPARALLELED SERVICE OPTIONS. WE BUILD OUR SERVICES AROUND OUR CUSTOMERS, WE DON'T BUILD OUR CUSTOMERS AROUND OUR SERVICE."

Ty Angelus
BRANCH MANAGER




$206.0
$245.7
$293.3
$419.3
$456.6
97
98
99
00
01

GROSS PROFITS[1]
(in millions)
20.6% 5-year CAGR


$36.1
$43.0
$53.3
$71.2
$84.0
97[2]
98
99
00
01

NET INCOME
(in millions)
21.0% 5-year CAGR


$.44
$.52
$.64
$.83
$.98
97[2]
98
99
00
01

DILUTED NET INCOME[4] **PER SHARE**
20.2% 5-year CAGR


$.105
$.125
$.145
$.170
$.210
97[3]
98
99
00
01

DIVIDENDS PER SHARE[4]
17.8% 5-year CAGR

[1] Gross profits are determined by deducting cost of transportation and products from gross revenues.
[2] Continuing operations excluding offering charges and expenses and other unusual effects of our initial public offering in October 1997.
[3] Excludes special dividends and distributions related to our initial public offering in October 1997.
[4] On October 24, 2000, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on December 1, 2000, to shareholders of record as of November 10, 2000. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

However, we are committed to staying non-asset-based and will only add capabilities that fit our business model.

Replicate North American Branch Network on Other Continents

We believe our unique business model and approach to transportation services is transferable to other parts of the world, and have begun building branch networks in Europe and South America. C.H. Robinson Europe had a profitable year in 2001 with significant increases in gross profits, and is expecting strong growth again this year. We believe the long-term opportunity for us in Europe is similar to our opportunity in North America. We continue to strengthen our European network by actively building on our core competencies—service-oriented, motivated people, strong customer and carrier relationships, and solid technology. We believe that is what sets us apart. C.H. Robinson South America is struggling with some very difficult economic conditions. We continue to try to build our marketplace in the Mercosur, but expect that it will take longer to achieve our objectives in the region.

Strengthen Global Forwarding Network

Our international forwarding business (ocean, air, customs brokerage) continues to mature. We did not have overall growth in 2001, as business with nearly all of our largest customers was down from the prior year due to



declining volumes in the lanes we handle for them. We did, however, add several new customers, and have good momentum going into 2002. We will be opening more international forwarding offices, both within North America and on other continents. We're committed to building an international offering that is more integrated with domestic services than our competitors, and believe true door-to-door offerings will set us apart in the industry.

Emphasis on Internal Growth

Our primary focus continues to be internal growth through development of people, systems, new customers, and strong supplier relationships. We do not have to complete any acquisitions to achieve any of our goals, but remain open to achieving our goals more quickly if the right opportunities are found. We are selective when making acquisitions. They must fit our culture and economic parameters. We will continue to actively look for acquisition opportunities that will enhance Robinson and help us achieve our long-term strategic goals. In early 2002 we completed the acquisition of FTS, a third party logistics company that will augment our North American branch network.

THE SOURCE OF OUR STRENGTH

For all of our successes and strategies, our number-one strength has always been—and always will be—our people. As you read our report, we hope you will take note of the faces and words of just a few of our enthusiastic and hard-working people. They embody a culture that sets us apart.

I'm proud to have the opportunity to lead a company with such a strong tradition of performance, financial stability, and credibility. Our horizon is long term, constantly striving to reward the financial commitment you have entrusted us with, challenging ourselves daily to work hard to continuously earn our customers' business.

It is these continued qualities that make us today stronger than ever.

John Wiehoff

John Wiehoff
President

"OUR STRENGTH? IT'S REALLY SIMPLE FOR ME. OUR CULTURE IS ONE OF PRIDE IN WHAT WE DO. I HAVE TO ATTRIBUTE THIS TO THE KIND OF PEOPLE ROBINSON HAS ON BOARD."

Yvonne Belk
TRANSPORTATION SALES



SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

C.H. Robinson Worldwide, Inc. and Subsidiaries

(Dollars in thousands, except per share data)	**2001**	2000	1999	1998	1997	1997 *as adjusted*[2] (unaudited)
STATEMENT OF OPERATIONS DATA (For the years ended December 31)						
Gross revenues	**$3,090,072**	$2,882,175	$2,261,027	$2,038,139	$1,790,785	$1,790,785
Gross profits[1]	**456,572**	419,343	293,283	245,666	206,020	206,020
Income from operations	**134,274**	117,008	83,828	68,443	32,079	56,735
Net income	**83,992**	71,242	53,349	43,015	11,492	36,148
Net income per share[3]						
Basic	**$ 1.00**	$ .84	$ .65	$ .52	$ .14	$ .44
Diluted	**$ .98**	$ .83	$ .64	$ .52	$ .14	$ .44
Weighted average number of shares outstanding[3] (in thousands)						
Basic	**84,374**	84,529	82,456	82,432	82,570	82,570
Diluted	**85,774**	85,717	83,006	82,618	82,604	82,604
Dividends and distributions per share[3]	**$ .210**	$ .170	$ .145	$ .125	$ 1.265	$ .105
BALANCE SHEET DATA (as of December 31)						
Working capital	**$ 179,687**	$ 113,988	$ 67,158	$ 135,245	$ 109,042	$ 109,042
Total assets	**683,490**	644,207	522,661	409,116	340,628	340,628
Total long-term debt	–	–	–	–	–	–
Stockholders' investment	**355,815**	297,016	246,767	169,518	138,981	138,981
OPERATING DATA (as of December 31)						
Branches	**139**	137	131	120	119	119
Employees	**3,770**	3,677	3,125	2,205	1,925	1,925
Average gross profits per employee	**$ 123**	$ 122	$ 120	$ 119	$ 115	$ 115

[1] Gross profits are determined by deducting the direct costs of transportation, products, and handling from gross revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Previously, gross profits were referred to as net revenues in our consolidated financial statements, our company materials, and reports filed with the Securities and Exchange Commission.

[2] Excludes unusual charges and expenses of $24,656 related to our initial public offering and special dividends and distributions related to our initial public offering in October 1997.

[3] On October 24, 2000, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on December 1, 2000, to shareholders of record as of November 10, 2000. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Gross revenues represent the total dollar value of services and goods we sell to our customers. Our costs of transportation and products include the contracted direct costs of transportation, including motor carrier, rail, ocean, air, and other costs, and the purchase price of the products we source. We act principally as a service provider to add value and expertise in the execution and procurement of these services for our customers. Our gross profits (gross revenues less the direct costs of transportation, products, and handling) are the primary indicator of our ability to source, add value, and resell services and products that are provided by third parties, and are considered by management to be our primary performance measurement. Accordingly, the discussion of results of operations below focuses on the changes in our gross profits. Previously, gross profits were referred to as net revenues in the Company's consolidated financial statements, our company materials, and reports filed with the Securities and Exchange Commission.

In the transportation industry, results of operations generally show a seasonal pattern as customers reduce shipments during and after the winter holiday season. In recent years, our income from operations has been lower in the first quarter than in the other three quarters. Seasonality in the transportation industry has not had a significant impact on our results of operations or our cash flows in recent years. Also, inflation has not materially affected our operations due to the short-term, transactional basis of our business. However, we cannot fully predict the impact seasonality and inflation may have in the future.

2001 COMPARED TO 2000

REVENUES. Gross revenues for 2001 were $3.09 billion, an increase of 7.2% over $2.88 billion for 2000. Gross profits for 2001 were $456.6 million, an increase of 8.9% over $419.3 million for 2000, resulting from an increase in transportation services gross profits of 9.9% to $390.4 million, an increase in sourcing gross profits of 3.1% to $45.2 million, and an increase in information services gross profits of 2.8% to $21.0 million. Our gross profits increased at a faster rate than our gross revenues due to the mix of business. The gross profit margin, or gross profits as a percentage of gross revenues, varies by service line. Information services has the highest gross profit margin, followed by transportation, and finally sourcing.

Transportation gross profits were 85.5% of our total gross profits for the year. Our transportation gross profits grew at 9.9%.

Truck gross profits, including less-than-truckload (LTL), grew 10.9% due to transaction volume increases. Our gross profit per transaction, however, was flat for the year. Gross profit margin on the truck business increased slightly for the year, primarily due to the mix of services provided. Our less-than-truckload business and short-haul business typically has a higher gross profit margin than our truckload business.

Intermodal gross profits grew 11.8%. Our intermodal gross profit growth was driven by shippers' focus on cost savings and their increased trust in railroad service levels.

RESULTS OF OPERATIONS

The following table summarizes our gross profits by service line:

For the years ended December 31, (Dollars in thousands)	**2001**	2000	Change	1999	Change
Gross profits					
Transportation	**$ 390,440**	$355,141	9.9%	$233,848	51.9%
Sourcing	**45,154**	43,793	3.1	42,759	2.4
Information services	**20,978**	20,409	2.8	16,676	22.4
Total	**$ 456,572**	$419,343	8.9%	$293,283	43.0%

The following table represents certain statement of operations data shown as percentages of our gross profits:

For the years ended December 31,	**2001**	2000	1999
Gross profits	**100.0%**	100.0%	100.0%
Selling, general, and administrative expenses:			
Personnel expenses	**49.3**	48.9	46.4
Other selling, general, and administrative expenses	**21.3**	23.2	25.0
Total selling, general, and administrative expenses	**70.6**	72.1	71.4
Income from operations	**29.4**	27.9	28.6
Investment and other income	**0.9**	0.2	1.6
Income before provision for income taxes	**30.3**	28.1	30.2
Provision for income taxes	**11.9**	11.1	12.0
Net income	**18.4%**	17.0%	18.2%

Gross profits in air, ocean, and miscellaneous (primarily customs brokerage) decreased a total of 2.7% for the year. Our business with many of our large international clients was down due to their decreased volumes in the lanes we handled for them.

Sourcing gross profits increased 3.1%. We continue to see the trend of reduced volumes with our traditional business with produce wholesalers, which is offset by increases in volumes and gross profits with large retailers.

Information services gross profits increased 2.8%. By the end of 2001, T-Chek Systems-related revenues made up 100% of our information services gross profits. T-Chek gross profits increased 12.1% for the year. T-Chek's growth has been negatively impacted by the slowdown in the U.S. truckload market because it generates fees when its customers buy fuel, and many carriers are having difficult times financially. Through the first half of 2001, our subsidiary Payment & Logistics Services, Inc. provided freight payment services to shippers. We completed a one-year phase-out of this business in June 2001.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Many of our selling, general, and administrative expenses vary with the amount of business we do, and therefore we analyze them in relation to gross profits. Personnel expenses accounted for 69.8% of total selling, general, and administrative expenses in 2001, so we report and analyze them separately.

Personnel expenses were $225.0 million for 2001, an increase of 9.7% over $205.1 million for 2000. Personnel expenses as a percentage of gross profits increased to 49.3% for 2001 compared to 48.9% for 2000. The bulk of our variable compensation is bonuses that are based on pre-tax, pre-bonus profit, not gross profits. This year's bonus expense as a percentage of pre-tax, pre-bonus profit remained relatively consistent with 2000; however, our pre-tax, pre-bonus profit increased as a percentage of gross profit, which contributed to the increase of personnel expenses as a percentage of gross profit.

Other selling, general, and administrative expenses for 2001 were $97.3 million, an increase of 0.1% over $97.2 million for 2000. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 21.3% for 2001 compared to 23.2% for 2000. In 2001, we had notable declines as a percentage of gross profit in communications costs, travel expenses, and contractor costs. Our communications costs decreased partially due to usage levels and partially due to lower rates. The events of September 11 and our emphasis on expense control contributed to a reduction in travel spending. Additionally, contractor costs for IT development related to the integration of systems from acquisitions continued to decline.

INCOME FROM OPERATIONS. Income from operations was $134.3 million for 2001, an increase of 14.8% over $117.0 million for 2000. Income from operations as a percentage of gross profits was 29.4% and 27.9% for 2001 and 2000.

INVESTMENT AND OTHER INCOME. Investment and other income was $4.1 million for 2001, an increase of 446.5% from $0.8 million for 2000. This increase partially was the result of higher cash and investment balances in 2001 compared to 2000. In addition, we realized $1.9 million from unusual items comprised of $1.5 million from a gain on sale of a corporate aircraft to a related party (see Note 7 to the consolidated financial statements) and approximately $400,000 from interest income related to settlement of IRS matters.

PROVISION FOR INCOME TAXES. The effective income tax rate was 39.3% for 2001 and 39.5% for 2000. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

NET INCOME. Net income was $84.0 million for 2001, an increase of 17.9% over $71.2 million for 2000. Basic net income per share increased by 19.0% to $1.00 for 2001 compared to $0.84 for 2000. Diluted net income per share increased by 18.1% to $0.98 compared to $0.83 for 2000.

2000 COMPARED TO 1999

REVENUES. Gross revenues for 2000 were $2.88 billion, an increase of 27.5% over $2.26 billion for 1999. Gross profits for 2000 were $419.3 million, an increase of 43.0% over $293.3 million for 1999, resulting from an increase in transportation services gross profits of 51.9% to $355.1 million, an increase in sourcing gross profits of 2.4% to $43.8 million, and an increase in information services gross profits of 22.4% to $20.4 million. Our gross profits increased at a faster rate than our gross revenues due to the mix of business. The gross profit margin, or gross profits as a percentage of gross revenues, varies by service line. Information services has the highest gross profit margin, followed by transportation, and finally sourcing.

The increase in transportation services gross profits of 51.9% resulted from internal growth of approximately 22%, and growth from acquisitions which added approximately 30%. Gross profit margin on the truck business increased slightly during the year, primarily due to the mix of services provided. Our international air and ocean business grew from both adding new customers and expanding business with existing customers.

Sourcing gross profits increased 2.4%. We continue to see the trend of less volume with our traditional business with produce wholesalers, which is offset by increases in volumes and gross profits with large retailers.

Information services gross profits increased 22.4%. T-Chek-related revenues, which represented approximately 90% of the information services business, had year-to-date growth of approximately 29%. Other non-T-Chek information services business had declining gross profits for the year 2000.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Many of our selling, general, and administrative expenses vary with the amount of business we do and therefore, we analyze them in relation to gross profits. Personnel expenses accounted for 67.8% of total selling, general, and administrative expenses in 2000, so we report and analyze them separately.

Personnel expenses were $205.1 million for 2000, an increase of 50.7% over $136.1 million for 1999. Personnel expenses as a percentage of gross profits increased to 48.9% for 2000 compared to 46.4% for 1999. This was primarily due to the acquisition of American Backhaulers, Inc., as well as headcount growth in our information technology department. The cost structure of American Backhaulers, Inc. has a higher percentage of personnel to gross profits than the remainder of our business. As the acquisition has been integrated, this impact has been decreasing. The growth in our information technology department in 2000 was a result of the integration of acquisitions, as well as additional investments to improve our existing operating systems.

Other selling, general, and administrative expenses for 2000 were $97.2 million, an increase of 32.5% over $73.4 million for 1999. As a percentage of gross profits, other selling, general, and administrative expenses decreased to 23.2% for 2000 compared to 25.0% for 1999. The majority of this decrease was due to the acquisition of American Backhaulers, Inc. and our internal gross profits growth of 20%. The cost structure of American Backhaulers, Inc. has a lower percentage of other selling, general, and administrative expenses to gross profits than the remainder of our business due primarily to the fact that it is centralized in one location. Some of our other selling, general, and administrative expenses, such as occupancy and travel, grew at a slower rate than gross profits.

INCOME FROM OPERATIONS. Income from operations was $117.0 million for 2000, an increase of 39.6% over $83.8 million for 1999. Income from operations as a percentage of gross profits was 27.9% and 28.6% for 2000 and 1999.

INVESTMENT AND OTHER INCOME. Investment and other income was $0.8 million for 2000, a decrease of 83.9% from $4.6 million for 1999. This decrease was the result of lower cash and investment balances in 2000 compared to 1999. In December 1999, we used $100 million in cash and investments for the purchase of American Backhaulers, Inc.

PROVISION FOR INCOME TAXES. The effective income tax rate was 39.5% for 2000 and 39.7% for 1999. The effective income tax rate for both periods is greater than the statutory federal income tax rate primarily due to state income taxes, net of federal benefit.

NET INCOME. Net income was $71.2 million for 2000, an increase of 33.5% over $53.3 million for 1999. Basic net income per share increased by 29.2% to $0.84 for 2000 compared to $0.65 for 1999. Diluted net income per share increased by 29.7% to $0.83 for 2000 compared to $0.64 for 1999.

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated substantial cash from operations, which has enabled us to fund our growth while paying cash dividends and repurchasing stock. Cash and cash equivalents totaled $115.7 million and $79.9 million as of December 31, 2001 and 2000. Working capital at December 31, 2001 and 2000 was $179.7 million and $114.0 million. We have had no long-term debt for the last five years and have no material commitments for future capital expenditures. We have not experienced a material business or financial impact with the conversion to the Euro.

We generated $74.5 million, $74.5 million, and $51.9 million of cash flow from operations in 2001, 2000, and 1999. This was due to net income generated, adjusted primarily for depreciation and amortization and the net change in accounts receivable and accounts payable. We completed a one-year phase-out of our freight payment services subsidiary in June 2001, which had a negative $23.2 million impact on our operating cash flow during 2001. At December 31, 2000, this business had $25.4 million in payables and $2.2 million in receivables.

We used $13.2 million, $24.1 million, and $88.8 million of cash flow for investing activities in 2001, 2000, and 1999. In 2001, we had $17.1 million of capital expenditures. In August 2001, we acquired a new corporate aircraft for $9.0 million and sold our existing aircraft to our Chairman and CEO D.R. Verdoorn and another party for $5.0 million. We believe the terms were no less favorable than what we could have received from an unaffiliated third party, as measured by comparable sales transactions around the date of the sale. Our gain on the sale was $1.5 million. At December 31, 2001, we had no ongoing contractual or other outstanding commitments related to this transaction. In 2000, we had $15.5 million of capital expenditures. The cash used in 1999 was primarily due to $112.2 million spent for acquisitions and $9.4 million of capital expenditures necessary for continued growth, offset by $30.5 million generated by sales and maturities of available-for-sale securities (net of purchases).

We also used $25.4 million, $20.1 million, and $12.7 million of cash flow for financing activities in 2001, 2000, and 1999. This was primarily quarterly cash dividends and share repurchases for our employee stock plans. We declared a $0.06 per share dividend payable on April 1, 2002, to shareholders of record as of March 8, 2002.

We had a $40.0 million line of credit at an interest rate of LIBOR plus 60 basis points, which we terminated during the third quarter of 2001. In April, 2001, we borrowed $9.0 million, all of which was repaid the following business day. During 2000, we had gross borrowings on this facility of $210.5 million, all of which was repaid by June 2000. The maximum outstanding balance during 2001 was $9.0 million and during 2000 was $14.0 million. We believe we could obtain a similar line of credit on short notice if needed.

We also have 20 million French francs available under a line of credit at an interest rate of Euribor plus 45 basis points (3.78% at December 31, 2001). This discretionary line of credit has no expiration date. As of December 31, 2001, the outstanding balance was 6.8 million French francs or $923,000, which is included in income taxes and other accrued expenses. As of December 31, 2000, the outstanding balance was 13.0 million French francs or $1.8 million. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2001.

We have certain facilities, equipment, and automobiles under operating leases. Lease expense was $17.5 million for 2001, $18.2 million for 2000, and $16.1 million for 1999. Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 2001 were as follows: $11.5 million in 2002, $8.2 million in 2003, $5.9 million in 2004, $3.0 million in 2005, $1.1 million in 2006, and $746,000 thereafter.

Assuming no change in our current business plan, management believes that our available cash, together with expected future cash generated from operations and the amount available under our line of credit, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures, and cash dividends for all future periods.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements include accounts of the company and all majority-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing our financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Note 1 of the notes to the consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following is a brief discussion of the more significant accounting policies and methods we use.

REVENUE RECOGNITION. Gross revenues consist of the total dollar value of goods and services purchased by customers. We act principally as the service provider for these transactions and recognize revenue as services are rendered and goods are delivered. Upon delivery, our obligations are completed and collection of receivables is reasonably assured.

The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. We continuously monitor payments from our customers and maintain a provision for uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives.

We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. As of December 31, 2001, we had unamortized goodwill and other intangible assets of $143.6 million that will be subject to the provisions of SFAS No. 142. We are in the process of completing an impairment test to determine the impact of adopting SFAS No. 142 on our earnings and financial position, and believe that the results of the initial impairment test of goodwill will not result in any transitional impairment losses as a cumulative effect of a change in accounting principle. We had $5.3 million of amortization expense in 2001 that will no longer be recognized with the application of the non-amortization provisions of SFAS No. 142. Application of these provisions is expected to result in an increase in pre-tax income of approximately $5.3 million in 2002.

MARKET RISK

We had $115.7 million of cash and investments on December 31, 2001, all of which were cash and cash equivalents. Substantially all of the cash equivalents are money market securities from domestic issuers. Because of the credit risk criteria of our investment policies, the primary market risk associated with these investments is interest rate risk. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A rise in interest rates could negatively affect the fair value of our investments. We believe a reasonable near-term change in interest rates would not have a material impact on our future investment earnings due to the short-term nature of our investing practices.

Our discussion and analysis of our financial condition and results of operations, including our market risk discussions, contain forward-looking statements. Those forward-looking statements, including our current assumptions about future operations, are subject to various risks and uncertainties. Our actual results may differ significantly. Further discussion of factors that may cause a difference may be found in an exhibit to the Company's Form 10-K filed with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data) As of December 31,	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 115,741	$ 79,912
Receivables, net of allowance for doubtful accounts of $23,011 and $22,712	370,378	354,953
Deferred tax asset	12,164	21,219
Prepaid expenses and other	2,272	2,296
Inventories	2,660	1,859
Total current assets	503,215	460,239
Property and equipment	66,387	58,827
Accumulated depreciation and amortization	(35,467)	(29,425)
Net property and equipment	30,920	29,402
Goodwill, net of accumulated amortization of $10,703 and $7,701	140,751	145,604
Other intangible assets, net of accumulated amortization of $7,818 and $5,084	7,395	8,570
Other assets	1,209	392
Total assets	$ 683,490	$ 644,207
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current liabilities:		
Accounts payable	$ 267,708	$ 285,932
Accrued expenses –		
Compensation and profit-sharing contribution	32,098	33,456
Income taxes and other	23,722	26,863
Total current liabilities	323,528	346,251
Deferred tax liability	3,241	940
Non-qualified deferred compensation obligation	906	–
Total liabilities	327,675	347,191
Commitments and contingencies (Notes 4 and 8)		
Stockholders' investment:		
Preferred stock, $.10 par value, 20,000 shares authorized; no shares issued or outstanding	–	–
Common stock, $.10 par value, 130,000 shares authorized; 85,008 and 85,008 shares issued, 84,457 and 84,621 outstanding	8,446	8,462
Additional paid-in-capital	99,551	101,571
Retained earnings	270,711	204,463
Deferred compensation	(6,247)	(6,980)
Cumulative other comprehensive loss	(1,592)	(1,049)
Treasury stock at cost (551 and 387 shares)	(15,054)	(9,451)
Total stockholders' investment	355,815	297,016
Total liabilities and stockholders' investment	$ 683,490	$ 644,207

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data) For the years ended December 31,	2001	2000	1999
Gross revenues	$ 3,090,072	$ 2,882,175	$ 2,261,027
Cost of transportation and products	2,633,500	2,462,832	1,967,744
Gross profits	456,572	419,343	293,283
Selling, general, and administrative expenses:			
Personnel expenses	224,997	205,111	136,091
Other selling, general, and administrative expenses	97,301	97,224	73,364
Total selling, general, and administrative expenses	322,298	302,335	209,455
Income from operations	134,274	117,008	83,828
Investment and other income	4,099	750	4,649
Income before provision for income taxes	138,373	117,758	88,477
Provision for income taxes	54,381	46,516	35,128
Net income	$ 83,992	$ 71,242	$ 53,349
Basic net income per share	$ 1.00	$ .84	$ .65
Diluted net income per share	$ .98	$ .83	$ .64
Basic weighted average shares outstanding	84,374	84,529	82,456
Dilutive effect of outstanding stock awards	1,400	1,188	550
Diluted weighted average shares outstanding	85,774	85,717	83,006

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT AND COMPREHENSIVE INCOME

C. H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands, except per share data)
For the years ended December 31, 2001, 2000, and 1999

	Common Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Deferred Compen-sation	Cumulative Other Com-prehensive Loss	Treasury Stock	Total Stockholders' Investment
Balance, December 31, 1998	41,190	$4,119	$62,054	$106,178	$ –	$(1,145)	$(1,688)	$169,518
Net income	–	–	–	53,349	–	–	–	53,349
Other comprehensive income:								
Foreign currency translation adjustment	–	–	–	–	–	92	–	92
Comprehensive income	–	–	–	–	–	–	–	53,441
Cash dividends, $.145 per share	–	–	–	(11,941)	–	–	–	(11,941)
Stock issued for employee benefit plans	58	6	51	–	–	–	1,472	1,529
Stock issued in acquisition (Note 2)	1,121	112	36,813	–	–	–	–	36,925
Tax benefit on deferred compensation and employee stock plans	–	–	40	–	–	–	–	40
Repurchase of common stock	(85)	(9)	–	–	–	–	(2,736)	(2,745)
Balance, December 31, 1999	42,284	4,228	98,958	147,586	–	(1,053)	(2,952)	246,767
Net income	–	–	–	71,242	–	–	–	71,242
Other comprehensive income:								
Foreign currency translation adjustment	–	–	–	–	–	4	–	4
Comprehensive income	–	–	–	–	–	–	–	71,246
Cash dividends, $.170 per share	–	–	–	(14,365)	–	–	–	(14,365)
Stock dividend (Note 6)	42,284	4,228	(4,228)	–	–	–	–	–
Stock issued for employee benefit plans	181	18	(168)	–	–	–	3,400	3,250
Issuance of restricted stock (Note 6)	237	24	6,976	–	(7,000)	–	–	–
Reduction of deferred compensation (Note 6)	–	–	–	–	20	–	–	20
Tax benefit on deferred compensation and employee stock plans	–	–	33	–	–	–	–	33
Repurchase of common stock	(365)	(36)	–	–	–	–	(9,899)	(9,935)
Balance, December 31, 2000	84,621	8,462	101,571	204,463	(6,980)	(1,049)	(9,451)	297,016
Net income	–	–	–	83,992	–	–	–	83,992
Other comprehensive income:								
Foreign currency translation adjustment	–	–	–	–	–	(543)	–	(543)
Comprehensive income	–	–	–	–	–	–	–	83,449
Cash dividends, $.210 per share	–	–	–	(17,744)	–	–	–	(17,744)
Stock issued for employee benefit plans	310	31	(2,887)	–	–	–	8,059	5,203
Reduction of deferred compensation (Note 6)	–	–	–	–	733	–	–	733
Tax benefit on deferred compensation and employee stock plans	–	–	867	–	–	–	–	867
Repurchase of common stock	(474)	(47)	–	–	–	–	(13,662)	(13,709)
Balance, December 31, 2001	**84,457**	**$8,446**	**$99,551**	**$270,711**	**$(6,247)**	**$(1,592)**	**$(15,054)**	**$355,815**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

C.H. Robinson Worldwide, Inc. and Subsidiaries

(In thousands) For the years ended December 31,	**2001**	2000	1999
OPERATING ACTIVITIES			
Net income	**$ 83,992**	$ 71,242	$ 53,349
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**19,136**	17,318	10,133
Deferred compensation expense	**733**	20	–
Deferred income taxes	**11,356**	(513)	(4,822)
(Gain) loss on sale of assets	**(997)**	298	(178)
Changes in operating elements, net of effects of acquisitions -			
Receivables	**(15,425)**	(82,196)	(35,196)
Prepaid expenses and other	**24**	570	3,907
Inventories	**(801)**	(74)	1,703
Accounts payable	**(19,067)**	52,875	25,748
Accrued compensation and profit-sharing contribution	**(1,358)**	5,286	339
Accrued income taxes and other	**(3,141)**	9,664	(3,105)
Net cash provided by operating activities	**74,452**	74,490	51,878
INVESTING ACTIVITIES			
Purchases of property and equipment	**(17,101)**	(15,491)	(9,433)
Sales of property and equipment	**5,000**	360	430
Cash paid for acquisitions, net of cash acquired	**–**	(5,898)	(112,216)
Sales of long-term investments	**–**	–	1,300
Sales/maturities of available-for-sale securities	**–**	–	44,172
Purchases of available-for-sale securities	–	–	(13,643)
Change in other assets/liabilities, net	**(1,116)**	(3,063)	553
Net cash used for investing activities	**(13,217)**	(24,092)	(88,837)
FINANCING ACTIVITIES			
Stock issued for employee benefit plans	**5,203**	3,250	1,529
Repurchase of common stock	**(13,709)**	(9,935)	(2,745)
Cash dividends and distributions	**(16,900)**	(13,438)	(11,529)
Net cash used for financing activities	**(25,406)**	(20,123)	(12,745)
Net increase (decrease) in cash and cash equivalents	**35,829**	30,275	(49,704)
Cash and cash equivalents, beginning of year	**79,912**	49,637	99,341
Cash and cash equivalents, end of year	**$ 115,741**	$ 79,912	$ 49,637
Cash paid for income taxes	**$ 45,653**	$ 39,096	$ 42,348
Cash paid for interest	**$ 160**	$ 151	$ –
Supplemental disclosure of noncash activities:			
Stock issued in acquisition (Note 2)	**$ –**	$ –	$ 36,925
Restricted stock awarded (Note 6)	**$ –**	$ 7,000	$ –
Accrued and unpaid dividends	**$ 5,064**	$ 4,220	$ 3,293

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION – C.H. Robinson Worldwide, Inc. and its Subsidiaries ("the Company," "we," "us," or "our") is a global provider of multimodal transportation services and logistics solutions through a network of 139 branch offices in 40 states throughout North America, South America, and Europe. The consolidated financial statements include the accounts of C.H. Robinson Worldwide, Inc. and its majority owned and controlled subsidiaries. Minority interests in subsidiaries are not significant. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

REVENUE RECOGNITION – Gross revenues consist of the total dollar value of goods and services purchased by customers. Gross profits are gross revenues less the direct costs of transportation, products, and handling costs. We act principally as the service provider for these transactions and recognize revenue as these services are rendered and goods are delivered. At that time, our obligations to the transactions are completed and collection of receivables is reasonably assured. Our gross profits are considered by management to be our primary performance measurement. Previously, gross profits were referred to as net revenues in our consolidated financial statements, our company materials, and reports filed with the Securities and Exchange Commission.

ALLOWANCE FOR DOUBTFUL ACCOUNTS – Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. We continuously monitor payments from our customers and maintain a provision for uncollectible accounts based upon our historical experience and any specific customer collection issues that we have identified.

IMPAIRMENT OF LONG-LIVED ASSETS – We periodically evaluate whether events and circumstances have occurred that indicate the remaining balance of long-lived assets may not be recoverable. This assessment includes performing an undiscounted cash flow analysis to measure for potential asset impairment of each long-lived asset. We evaluate the fair value and record any impairment when appropriate.

FOREIGN CURRENCY – All balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the year. Statement of operations items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of comprehensive income in our statement of stockholders' investment and comprehensive income.

SEGMENT REPORTING AND GEOGRAPHIC INFORMATION – We have adopted the provisions of Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 establishes accounting standards for segment reporting.

We operate in the third party logistics industry. We provide a wide range of products and services to our customers and carriers including transportation services, product sourcing, freight consolidation, contract warehousing, and information services. Each of these is a significant component to optimizing the logistics solution for our customers.

These services are performed throughout our branch offices by the same people, as an integrated offering for which our customers are provided a single invoice. As a result, discrete selling, general, and administrative expenses associated with the gross profits of each service line are not available. Accordingly, our chief operating decision makers analyze our business as a single segment relying on gross profits and operating income for each of our branch offices as the primary performance measures.

The following table presents our gross revenues (based on location of the customer) for the years ended December 31 and our long-lived assets as of December 31 by geographic regions (in thousands):

	2001	2000	1999
Gross revenues			
United States	**$2,960,241**	$2,754,292	$2,144,386
Other locations	**129,831**	127,883	116,641
	$3,090,072	$2,882,175	$2,261,027

	2001	2000
Long-lived assets		
United States	**$38,136**	$37,204
Other locations	**1,388**	1,160
	$39,524	$38,364

CASH AND CASH EQUIVALENTS – Cash and cash equivalents consist primarily of highly liquid investments with an original maturity of three months or less. The carrying amount approximates fair value due to the short maturity of the instruments.

INVENTORIES – Inventories consist primarily of produce, fruit concentrates, and related products held for resale and are stated at the lower of cost or market.

PROPERTY AND EQUIPMENT – Property and equipment additions are recorded at cost. Maintenance and repair expenditures are charged to expense as incurred. Depreciation is computed using straight-line methods over the estimated lives of the assets of three to 15 years. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements. We recognized depreciation expense of $11,578,000 in 2001, $9,864,000 in 2000, and $7,140,000 in 1999.

INTANGIBLE ASSETS – Goodwill represents the excess of the cost over the fair value of net assets of acquired businesses, while other intangible assets consist primarily of purchased and internally developed software and other assets purchased through acquisitions. Goodwill is being amortized using the straight-line method over its estimated economic lives ranging from five to 40 years. Intangible assets are being amortized using the straight-line method over their estimated useful lives, ranging from three to five years. We recognized amortization expense of $7,558,000 in 2001, $7,454,000 in 2000, and $2,993,000 in 1999.

INCOME PER SHARE – Basic net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed under the treasury stock method and is calculated to compute the dilutive effect of outstanding options and other securities. At December 31, 2001, 23,000 stock options were not included as common stock equivalents because the exercise prices exceeded the average market value.

COMPREHENSIVE INCOME – Comprehensive income includes any changes in the equity of an enterprise from transactions and other events and circumstances from nonowner sources. Our foreign currency translation adjustment is currently our only component of other comprehensive income and is presented on our consolidated statements of stockholders' investment and comprehensive income.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS – Effective January 1, 2001, we have adopted the provisions of Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133)" and Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133 (SFAS No. 137)." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires changes in the derivatives' fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. SFAS No. 133 did not have any impact on our consolidated statements of operations or balance sheets.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives.

We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. As of December 31, 2001, we had unamortized goodwill and other intangible assets of $143.6 million that will be subject to the provisions of SFAS No. 142. We are in the process of completing an impairment test to determine the impact of adopting SFAS No. 142 on our earnings and financial position, and believe that the results of the initial impairment test of goodwill will not result in any transitional impairment losses as a cumulative effect of a change in accounting principle. We had $5.3 million of amortization expense in 2001 that will no longer be recognized with the application of the non-amortization provisions of SFAS No. 142. Application of these provisions is expected to result in an increase in pre-tax income of approximately $5.3 million in 2002.

In 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires legal obligations associated with the retirement of long-lived assets to be recorded as increases in costs of the related assets. In 2001, the FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement retains the previous cash flow test for impairment and broadens the presentation of discontinued operations.

Except for the discontinuance of the amortization goodwill and certain intangible assets, we do not expect the adoption of these statements to have a material effect on our financial position or net income.

2. ACQUISITION OF AMERICAN BACKHAULERS, INC.

On December 16, 1999, we acquired all of the operations and certain assets and liabilities of American Backhaulers, Inc. (ABH). ABH was a privately held, non-asset-based third party transportation provider, located primarily in Chicago, Illinois. The purchase price of the assets was $136,925,000, including $100,000,000 in cash and 2,241,430 newly issued shares of our common stock. We accounted for the acquisition using the purchase method of accounting, with assets acquired including primarily goodwill and other identifiable intangible assets. We are amortizing the goodwill associated with the acquisition over 40 years, and all other intangible assets over periods ranging from three to seven years. Our results of operations include the operations of ABH from the closing date through December 31, 2001. Pro forma operating results of the combined enterprise assuming this transaction had occurred on January 1, 1999, are as follows for the year ended December 31, 1999 (unaudited, in thousands, except per share data):

Pro forma gross profits	$ 345,706
Pro forma income before income taxes	$ 91,264
Pro forma net income	$ 55,032
Pro forma basic net income per share	$ .65
Pro forma diluted net income per share	$ .64

3. MARKETABLE SECURITIES

In December 1999, we liquidated our portfolio of marketable securities to help fund the acquisition of ABH. We have historically classified all of our marketable securities as available-for-sale. Available-for-sale securities are carried at amortized cost, which approximates market value. The unrealized gains and losses were not material as the fair value approximates amortized cost. The gross realized gains and losses on sales of available-for-sale securities were not material for the year ended December 31, 1999.

4. LINES OF CREDIT

We had a $40.0 million line of credit at an interest rate of LIBOR plus 60 basis points, which we terminated during the third quarter of 2001. In April 2001, we borrowed $9.0 million, all of which was repaid the following business day. During 2000, we had gross borrowings on this facility of $210.5 million, all of which was repaid by June 2000. The maximum outstanding balance was $9.0 million during 2001 and $14.0 million during 2000. We believe we could obtain a similar line of credit on short notice if needed.

We also have 20 million French francs available under a line of credit at an interest rate of Euribor plus 45 basis points (3.78% at December 31, 2001). This discretionary line of credit has no expiration date. As of December 31, 2001, the outstanding balance was 6.8 million French francs or $923,000, which is included in income taxes and other accrued expenses. As of December 31, 2000, the outstanding balance was 13.0 million French francs or $1.8 million. Our credit agreement contains certain financial covenants, but does not restrict the payment of dividends. We were in compliance with all covenants of this agreement as of December 31, 2001.

5. INCOME TAXES

C.H. Robinson Worldwide, Inc. and its 80% (or more) owned U.S. subsidiaries file a consolidated federal income tax return. We file unitary or separate state returns based on state filing requirements.

The components of the provision for income taxes consist of the following at December 31 (in thousands):

	2001	2000	1999
Tax provision:			
Federal	**$35,029**	$38,744	$33,207
State	**6,471**	7,114	5,649
Foreign	**1,525**	1,171	1,094
	43,025	47,029	39,950
Deferred provision (benefit)	**11,356**	(513)	(4,822)
Total provision	**$54,381**	$46,516	$35,128

A reconciliation of the provision for income taxes using the statutory federal income tax rate to our effective income tax rate for the years ended December 31 is as follows:

	2001	2000	1999
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**3.7**	3.1	2.7
Foreign and other	**0.6**	1.4	2.0
	39.3%	39.5%	39.7%

Deferred tax assets (liabilities) are comprised of the following at December 31 (in thousands):

	2001	2000
Deferred tax assets:		
Receivables	**$ 8,119**	$ 6,929
Accrued expenses	**2,328**	7,291
Accrued compensation	**2,594**	3,995
Other	**67**	4,264
Deferred tax liabilities:		
Long-lived assets	**(1,718)**	(1,577)
Amortization	**(2,467)**	(623)
Net deferred taxes	**$8,923**	$20,279

6. CAPITAL STOCK AND STOCK AWARD PLANS

PREFERRED STOCK – Our Certificate of Incorporation authorizes the issuance of 20,000,000 shares of Preferred Stock, par value $.10 per share, none of which is outstanding. The Preferred Stock may be issued by resolution of our Board of Directors from time to time without any action of the stockholders. The Preferred Stock may be issued in one or more series and the Board of Directors may fix the designation and relative powers, including voting powers, preferences, rights, qualifications, limitations, and restrictions of each series, so authorized. The issuance of any such series may have an adverse effect on the rights of holders of Common Stock or impede the completion of a merger, tender offer, or other takeover attempt.

COMMON STOCK – Our Certificate of Incorporation authorizes 130,000,000 shares of Common Stock, par value $.10 per share. Subject to the rights of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to receive dividends out of funds legally available, when and if declared by the Board of Directors, and to receive their share of the net assets of the Company legally available for distribution upon liquidation or dissolution.

Holders of Common Stock are entitled to one vote for each share of Common Stock held on each matter to be voted on by the shareholders, including the election of directors. Holders of Common Stock are not entitled to cumulative voting, which means that the holders of more than 50% of the outstanding Common Stock can elect all of any class of directors if they choose to do so. The stockholders do not have preemptive rights. All outstanding shares of Common Stock are fully paid and nonassessable.

COMMON STOCK SPLIT – On October 24, 2000, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend distributed on December 1, 2000 to shareholders of record as of November 10, 2000. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

SHARE REPURCHASE PROGRAM – In conjunction with our initial public offering, our Board of Directors authorized a stock repurchase plan which allows management to repurchase 2,000,000 common shares for reissuance upon the exercise of employee stock options and other stock plans. During 1999, the Board of Directors also authorized a second stock repurchase plan, allowing for the repurchase of 4,000,000 shares. We purchased approximately 474,000, 364,600, and 170,000 shares of our common stock for the treasury at an aggregate cost of $13,709,000, $9,935,000, and $2,745,000 in 2001, 2000, and 1999 under the initial stock repurchase plan. No shares have been repurchased under the 1999 stock repurchase plan. We reissued shares totaling 310,000, 181,000, and 116,000 in 2001, 2000, and 1999 for employee benefit plans.

STOCK AWARD PLANS – We have a 1997 Omnibus Stock Plan to grant certain stock awards, including stock options at fair market value and restricted shares, to our key employees and outside directors. A maximum of 9,000,000 shares can be granted under this plan; 5,146,033 shares were available for stock awards as of December 31, 2001. The contractual lives of all options granted are 10 years.

The following schedule summarizes activity in the plans:

		Stock Options
	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1998	864,092	$ 9.00
Granted	977,090	12.59
Exercised	(2,500)	9.00
Terminated	(77,620)	11.27
Outstanding at December 31, 1999	1,761,062	10.90
Granted	1,166,400	20.35
Exercised	(37,260)	9.00
Terminated	(59,934)	14.12
Outstanding at December 31, 2000	2,830,268	14.75
Granted	**819,000**	**28.08**
Exercised	**(160,395)**	**9.87**
Terminated	**(52,396)**	**19.47**
Outstanding at December 31, 2001	**3,436,477**	**$ 18.03**
Exercisable at December 31, 1999	225,698	$ 9.00
Exercisable at December 31, 2000	396,993	$ 9.00
Exercisable at December 31, 2001	**757,620**	**$ 11.97**

We follow the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), which encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. As permitted under SFAS No. 123, we have continued to account for employee stock options using the intrinsic value method outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Accordingly, we have not recognized any compensation expense for our stock options. Had compensation expense for our stock-based compensation plans been determined based on the fair value at the grant dates, consistent with the method of SFAS No. 123, our net income and net income per share would have been as follows (in thousands, except per share amounts):

		2001	2000
Net income	As reported	**$ 83,992**	$ 71,242
	Adjusted	**$ 81,002**	$ 69,448
Basic income per share	As reported	**$ 1.00**	$ .84
	Adjusted	**$ .96**	$ .82
Diluted income per share	As reported	**$ .98**	$ .83
	Adjusted	**$ .94**	$ .81

The adjusted effects to net income presented reflect compensation costs for all outstanding options, which were granted during 1997, 1999, 2000, and 2001. The compensation cost is being reflected over the options' vesting period of five years. Therefore, the full impact of calculating compensation costs of options under SFAS No. 123 is not reflected.

The fair value per option was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001 Grants	2000 Grant	1999 Grant
Risk-free interest rate	**4.8–5.1%**	6.8%	5.1%
Expected dividend yield	**1.0%**	1.0%	1.0%
Expected volatility factor	**39.8%-42.4%**	30.2%	30.0%
Expected option term	**7 years**	7 years	7 years
Fair value per option	**$13.31-$14.01**	$7.94	$4.66

RESTRICTED SHARE AWARD – During 2000, the Company awarded to certain key employees 237,292 restricted shares which were granted under the 1997 Omnibus Stock Plan. The shares are subject to certain vesting requirements. The value of such stock was established by the market price on the date of grant, and was recorded as deferred compensation within stockholders' investment in the accompanying financial statements and is being amortized ratably over the applicable restricted stock vesting period. Expense related to the restricted shares was $733,000 and $20,000 in 2001 and 2000.

7. RELATED PARTY TRANSACTIONS

In August 2001, we acquired a new corporate aircraft and sold our existing aircraft to our Chairman and CEO D.R. Verdoorn and another party for $5.0 million. We believe the terms were no less favorable than what we could have received from an unaffiliated third party, as measured by comparable sales transactions around the date of the sale. Our gain on the sale was $1.5 million. At December 31, 2001, we had no ongoing contractual or other outstanding commitments related to this transaction.

8. COMMITMENTS AND CONTINGENCIES

EMPLOYEE BENEFIT PLANS – We participate in a defined contribution profit-sharing and savings plan which qualifies under section 401(k) of the Internal Revenue Code and covers all full-time employees with one or more years of continuous service. Annual profit-sharing contributions are determined by each company's Board of Directors, in accordance with the provisions of the plan. We can also elect to make matching contributions to the plan at the discretion of our Board of Directors. We contributed a 4% match in 2001, a 4% match in 2000, and a 3% match in 1999. Profit-sharing plan expense, including matching contributions, was approximately $8,530,000 in 2001, $8,838,000 in 2000, and $5,928,000 in 1999.

NON-QUALIFIED DEFERRED COMPENSATION PLAN – The Robinson Companies Nonqualified Deferred Compensation Plan provides management and certain employees the opportunity to defer a specified percentage or dollar amount of their cash and stock compensation. Participants may elect to defer up to 100% of their cash and gains on stock option exercises. The accumulated benefit obligation of $906,000 as of December 31, 2001 is included in long-term liabilities. We have purchased investments to fund the future liability. The investments had an aggregate market value of $906,000 as of December 31, 2001 and are included in other assets in the accompanying consolidated balance sheets.

LEASE COMMITMENTS – We lease certain facilities, equipment, and automobiles under operating leases. Lease expense was $17,468,000 for 2001, $18,191,000 for 2000, and $16,072,000 for 1999.

Minimum future lease commitments under noncancelable lease agreements in excess of one year as of December 31, 2001, are as follows (in thousands):

2002	$ 11,478
2003	8,174
2004	5,934
2005	3,023
2006	1,060
Thereafter	746
	$ 30,415

LITIGATION – Currently we are not subject to any pending or threatened litigation, other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on our financial condition or results of operations.

9. SUPPLEMENTARY DATA (UNAUDITED)

Our results of operations for each of the quarters in the years ended December 31, 2001 and 2000 are summarized below (in thousands, except per share data).

	Quarters Ended			
2001	**March 31**	**June 30**	**September 30**	**December 31**
Gross revenues	**$732,484**	**$ 796,694**	**$ 784,517**	**$ 776,377**
Cost of transportation and products	**619,175**	**678,691**	**671,325**	**664,309**
Gross profits	**113,309**	**118,003**	**113,192**	**112,068**
Income from operations	**29,374**	**36,557**	**34,770**	**33,573**
Net income	**$18,134**	**$ 22,642**	**$ 22,628**	**$ 20,588**
Basic net income per share	**$ .21**	**$ .27**	**$ .27**	**$ .24**
Diluted net income per share	**$ .21**	**$ .26**	**$ .26**	**$ .24**
Basic weighted average shares outstanding	**84,372**	**84,353**	**84,294**	**84,478**
Dilutive effect of outstanding stock awards	**1,383**	**1,529**	**1,400**	**1,289**
Diluted weighted average shares outstanding	**85,755**	**85,882**	**85,694**	**85,767**

	Quarters Ended			
2000	March 31	June 30	September 30	December 31
Gross revenues	$650,091	$750,994	$747,615	$733,475
Cost of transportation and products	551,716	644,596	640,461	626,059
Gross profits	98,375	106,398	107,154	107,416
Income from operations	25,089	31,436	30,150	30,333
Net income	$ 15,209	$ 18,944	$ 18,460	$ 18,629
Basic net income per share	$ .18	$ .22	$ .22	$ .22
Diluted net income per share	$ .18	$ .22	$ .21	$ .22
Basic weighted average shares outstanding	84,562	84,582	84,518	84,457
Dilutive effect of outstanding stock awards	912	1,044	1,404	1,387
Diluted weighted average shares outstanding	85,474	85,626	85,922	85,844

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

C. H. Robinson Worldwide, Inc. and Subsidiaries

TO C.H. ROBINSON WORLDWIDE, INC.:

We have audited the accompanying consolidated balance sheets of C.H. Robinson Worldwide, Inc. (a Delaware corporation) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' investment and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C.H. Robinson Worldwide, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Minneapolis, Minnesota
February 4, 2002

REPORT OF MANAGEMENT

C.H. Robinson Worldwide, Inc. and Subsidiaries

The management of C.H. Robinson Worldwide, Inc., is responsible for the integrity and objectivity of the consolidated financial statements and other financial information contained in this annual report. The consolidated financial statements and related information were prepared in accordance with accounting principles generally accepted in the United States and include some amounts that are based on management's best estimates and judgments.

To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safe guarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis.

The Audit Committee of the Board of Directors, composed entirely of directors who are not employees of the Company, meets periodically and privately with the Company's independent public accountants, as well as management, to review accounting, auditing, internal control, financial reporting, and other matters.

John Wiehoff

John P. Wiehoff
President

Chad M. Lindbloom
Vice President and Chief Financial Officer

CORPORATE AND SHAREHOLDER INFORMATION

C.H. Robinson Worldwide, Inc. and Subsidiaries

BOARD OF DIRECTORS

D.R. Verdoorn, 63
Chairman of the Board
and Chief Executive Officer
C.H. Robinson Worldwide, Inc.
Director since 1975.

Looe Baker III, 52
Chief Executive Officer
Brisan Ingredients, Inc.
Director since 1984.

Barry W. Butzow, 55
Senior Vice President
C.H. Robinson Worldwide, Inc.
Director since 1986.

Robert Ezrilov, 56
Independent Consultant
Director since 1995.

Wayne M. Fortun, 53
President and
Chief Executive Officer
Hutchinson Technology, Inc.
Director since 2001.

Gregory D. Goven, 50
Senior Vice President
C.H. Robinson Worldwide, Inc.
Director since 2000.

Gerald A. Schwalbach, 57
Officer and Director
Two S Properties, Inc.
and Superior Storage I, LLC
Director since 1997.

John P. Wiehoff, 40
President
C.H. Robinson Worldwide, Inc.
Director since 2001.

CORPORATE OFFICERS

D.R. Verdoorn, 63
Chairman of the Board
and Chief Executive Officer

John P. Wiehoff, 40
President

Barry W. Butzow, 55
Senior Vice President

Gregory D. Goven, 50
Senior Vice President

Owen P. Gleason, 50
Vice President,
General Counsel
and Secretary

James V. Larsen, 48
Vice President

Chad M. Lindbloom, 37
Vice President and
Chief Financial Officer

Timothy P. Manning, 37
Vice President

Joseph J. Mulvehill, 48
Vice President, International

Paul A. Radunz, 45
Vice President and
Chief Information Officer

Michael T. Rempe, 48
Vice President, Produce

Scott A. Satterlee, 33
Vice President

Mark A. Walker, 44
Vice President

Thomas K. Mahlke, 30
Corporate Controller

Troy A. Renner, 37
Treasurer

TRADING OF COMMON STOCK

The common stock of C.H. Robinson Worldwide, Inc., trades on the Nasdaq National Market under the symbol CHRW.

2001	**Low**	**High**
Fourth Quarter	**$25.781**	**$30.297**
Third Quarter	**25.188**	**31.594**
Second Quarter	**22.813**	**31.281**
First Quarter	**22.938**	**32.250**

2000*	Low	High
Fourth Quarter	$23.969	$32.500
Third Quarter	23.500	31.883
Second Quarter	17.500	25.938
First Quarter	18.625	25.500

*Adjusted to reflect 2-for-1 stock split December 1, 2000.

COMMON STOCK 2002 DIVIDEND DATES

Expected Record:	**Expected Payment:**
March 8	April 1
June 7	July 1
September 6	October 1
December 6	January 2, 2003

INVESTOR/ANALYST CONTACT

Chad M. Lindbloom
Vice President and
Chief Financial Officer
952-937-7779

Angela K. Freeman
Director of Investor Relations
952-937-7847

ANNUAL MEETING

The annual meeting of stockholders is scheduled for Tuesday, May 7, 2002.

10-K REPORTS

Copies of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, are available on request from C.H. Robinson Worldwide, Inc., 8100 Mitchell Road, Eden Prairie, Minnesota 55344-2248.

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
Minneapolis, Minnesota

LEGAL COUNSEL

Dorsey & Whitney LLP
Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A.
South St. Paul, Minnesota
800-468-9716

2001 ANNUAL REPORT

C.H. ROBINSON WORLDWIDE, INC.
8100 Mitchell Road
Eden Prairie, MN 55344
952-937-8500
www.chrobinson.com

Thank you to the following C.H. Robinson employees who are featured in this year's annual report (listed in order of their appearance):

Mike Smith
Jay George
Lori Hill
Joseph Laughlin
Terrell Duffin
Katie Cavalier
Mike Ralston
Scott Vosburg
Katie Grant
Molly DuBois
Tadeusz Krafft
Kim Boyer
Scott Carlson
Steve Knapper
Collette Becker
Matt Ebbighausen
Jill Breitung
Joel Demaris
Krishna Reddy
Jennifer Graves
Nate Wanamaker
Ty Angelus
James Mancini
Nikoloz Lezhava
Ralph Wallace
Ben Mumaw
Sarah Gibson
Kenneth Multra
Angie Soer
Boonkit Tan
Tanya Nguyen
Joshua Knox
Yvonne Belk
Mike Peel
Brian Kelly
Julie Beckius
Sri Laxmana

